Morgan, Lewis & Bockius LLP                                   Morgan Lewis
1701 Market Street                                           COUNSELORS AT LAW
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

David  W.  Freese
215.963.5862
dfreese@morganlewis.com


FILED  AS  EDGAR  CORRESPONDENCE


November 4,  2014

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III 485(a) Filing (File Nos.333-192858 and 811-22920)
        ------------------------------------------------------------------------


Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), regarding the Trust's Post-Effective Amendment No. 1, under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 5, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on March 31, 2014 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Nomura High Yield Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS  ON  THE  PROSPECTUS


1. COMMENT. Please add a footnote to the "Other Expenses" row of the "Annual Fund Operating Expenses" table and disclose in the footnote that Other Expenses are based on estimated amounts for the current fiscal year.

     RESPONSE. Footnote 1 has been moved from applying only to the "Total Annual Operating Expenses" row of the table to applying to the entire table. Accordingly, the Fund's "Other Expenses" should be read to "have been restated to reflect contractual expenses expected to be incurred for the Fund for the current fiscal year, ending September 30, 2014."

2. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year.

3. COMMENT. In the first sentence of the "Principal Investment Strategies" section, please state that high yield bonds are also known as "junk bonds."

     RESPONSE. The requested change has been made.

4. COMMENT. In the first sentence of the fourth paragraph in the "Principal Investment Strategies" section, please disclose the market capitalization range of common stock in which the Fund will invest.

     RESPONSE. The requested change has been made.

5. COMMENT. If the Fund's investments in loan participations will be a principal investment strategy of the Fund, please add appropriate disclosure and describe the risks thereof. Please also disclose whether the Fund considers loan participations to be "senior loans."

     RESPONSE. The requested changes have been made.

6.   COMMENT. In the "Principal Risks" section:

     (a) Please add risk disclosure regarding payment-in-kind securities, asset-backed securities, and zero coupon bonds in which the Fund may principally invest.

     RESPONSE. The requested changes have been made.

     (b) Please add risk disclosure regarding small and mid-capitalization securities if investing in such securities is a principal investment strategy of the Fund.

     RESPONSE. The requested changes have been made.

     (c) Please add risk disclosure regarding active and frequent trading of portfolio securities if the Fund may engage in such trading to achieve its principal investment strategies.

     RESPONSE. The Registrant respectfully submits that the "Frequent Trading Risk" disclosure currently in the Amendment captures the risks associated with frequent trading, and, therefore, has not made any changes in response to this comment.

     (d) The disclosure in the "Currency Risk" paragraph is repeated in the "Foreign Currency Risk" paragraph. Please delete one of these paragraphs.

     RESPONSE. The "Currency Risk" paragraph has been deleted.

7. COMMENT. (a) The "Performance Information" section describes the Reorganization of the Predecessor Fund into the Fund. Please provide the Staff supplementally with a more detailed explanation of the Predecessor Fund and the Reorganization, including whether the Predecessor Fund was registered with the SEC, whether its portfolio managers will also serve as portfolio managers for the Fund, the reasons for the Reorganization, and the anticipated timing of the Reorganization.

     RESPONSE. (a) For a description of the Reorganization, the Registrant refers the Staff to the Registrant's Registration Statement on Form N-14 filed with the SEC on October 10, 2014 (SEC Accession No.
     0001135428-14-000665).

     (b) Please also state your authority for including information regarding the Predecessor Fund.

     RESPONSE. (b) In its Generic Comment Letter dated February 3, 1995, the Staff stated that it "believes that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward), typically will be the fund whose historical performance may be used by a new or surviving fund." As the Predecessor Fund is the accounting survivor of the Reorganization, the Fund intends to use the Predecessor Fund's historical performance in connection with its prospectus disclosure.

8. COMMENT. In the "More Information about the Fund's Investment Objective and Investment Strategies" section:

     (a) Please state, if applicable, that shareholders will be provided notice of a change in the Fund's investment objective.

     RESPONSE. The Fund does not currently have a policy requiring shareholder notice of a change in the Fund's investment objective.

     (b) If the Fund's investments in unsecured loans will be a principal investment strategy of the Fund, please describe the risks thereof.

     RESPONSE. The requested change has been made.

     (c) Please include a "plain english" explanation of "alpha" under the heading entitled "Principal Investment Strategies."

     RESPONSE. The requested change has been made.

     (d) Please clarify what "diversified" means in the third sentence of the third paragraph under the heading entitled "Principal Investment Strategies."

     RESPONSE. The term "diversified" has been removed from the referenced sentence.

     (e) Please (i) disclose that reverse repurchase agreements are considered "borrowings" by the Fund and (ii) add a corresponding risk disclosure regarding leverage.

     RESPONSE. (i) The requested change has been made. (ii) The Adviser has confirmed that the Fund does not intend to invest in repurchase agreements to a degree such that it believes leverage risk will be a principal risk of the Fund. Accordingly, no disclosure has been added in response to this comment.

9. COMMENT. If the Fund's policies and procedures with respect to circumstances under which the Fund discloses its portfolio holdings are available through a website, please disclose this web address under the heading "Information about Portfolio Holdings."

     RESPONSE. The Fund's policies and procedures with respect to circumstances under which the Fund discloses its portfolio holdings are summarized in the SAI but are not made available through a website. Accordingly, no revisions have been made in response to the comment.

10. COMMENT. In the "Investment Adviser" section, please provide the period covered by the annual or semi-annual report that will discuss the basis for the Board's approval of the Fund's investment advisory agreement.

     RESPONSE. The requested change will be made in a subsequent post-effective amendment to the Trust's registration statement, once the information is available.

11.  COMMENT. In the "Related Performance Data of the Sub-Adviser" section:

     (a) Please confirm supplementally that the "net returns" performance data reflects all anticipated operating expenses of Class I shares of the Fund.

     RESPONSE. The "net returns" performance data reflects all anticipated operating expenses of Class I shares of the Fund.

     (b) Please delete "and the maximum sales charge (load) imposed on purchases" in the last sentence of the fourth paragraph.

     RESPONSE. The requested change has been made.

COMMENTS  ON  THE  STATEMENT  OF  ADDITIONAL  INFORMATION

12. COMMENT. In the "Investment Limitations" section, please add "below" between "rated" and "investment grade" in the seventh non-fundamental policy.

     RESPONSE. The requested change has been made.

13. COMMENT. In the "Investment Limitations" section, please revise the narrative disclosure with respect to the fundamental investment policy on concentration to clarify that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) and municipal securities with payments of principal or interest backed by the revenue of a specific project will be counted by the Fund as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit.

     RESPONSE. The Trust has revised the narrative such that the following phrase has been deleted: "such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, or tax-exempt obligations of state or municipal governments and their political subdivisions".

14. COMMENT. In the "Portfolio Holdings" section, please list other entities that may receive information regarding the Fund's portfolio holdings, if any.

     RESPONSE. The requested change has been made.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/  David  W.  Freese
----------------------
David  W.  Freese